Exhibit 3.2

EXHIBIT 3.2                                             AMENDMENT NO. 1 TO BYLAWS

The following amendment to Section 3 of the Bylaws of PAID, Inc. was approved on December 19, 2016, effective December 30, 2016.

Section 3 of Article III shall be deleted in its entirety and replaced with the following:

The directors of the Corporation shall be classified, with respect to the time for which they severally hold office, into three classes: Class I, Class II, and Class III.  Each of these classes shall be as nearly equal in number as possible.  Each initial director in Class I shall hold office for a term expiring at the first annual meeting of the shareholders after the date of adoption of these Bylaws (the “Adoption Date”); each initial director in Class II shall hold office for a term expiring at the second annual meeting of the shareholders after the Adoption Date; and each initial director in Class III shall hold office for a term expiring at the third annual meeting of the shareholders after the Adoption Date.  If no annual meeting is held by April 17 of any given year, each Director’s term shall continue automatically for another three year term until his or her successor is duly elected at the end of such three year term, except as otherwise required by law or as set forth herein.  At each annual meeting of shareholders following such initial classification and election, directors elected to succeed the directors whose terms expire at such annual meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders in the third year following the year of their election and until their successors have been duly elected and qualified.  If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain a number of directors in each class as nearly equal as reasonably possible, but no decrease in the number of directors may shorten the term of any incumbent director.